UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 1

                                      to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Sun International Hotels Limited
                               (Name of Issuer)

                  Ordinary Shares, $.001 par value per share
                        (Title of Class of Securities)

                                   P8797T13
                                (CUSIP Number)

                               Charles D. Adamo
                 Executive Vice-President and General Counsel
                       Sun International Hotels Limited
                                 Coral Towers
                           Paradise Island, Bahamas
                                (242) 363-6017
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)

                                 July 3, 2001
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 6

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Item 1. Security and Issuer

          This Statement relates to the ordinary shares, $.001 par value per share (the "Ordinary Shares"), of Sun International Hotels Limited (the "Issuer"), a corporation organized under the laws of the Commonwealth of The Bahamas. The address of the principal executive offices of Sun International Hotels Limited is Coral Towers, Paradise Island, The Bahamas.

Item 2. Identity and Background

          This statement is filed on behalf of the following entities:

          (i) World Leisure Investments Limited ("WLI"), Clarendon House, 2 Church Street, Hamilton, HM DX, Bermuda

          WLI, a Bermuda holding company, is a direct wholly owned subsidiary of WLG (as defined below) and an indirect wholly owned subsidiary of The Solomon Kerzner 1998 Revocable Trust (the "Kerzner Trust").

          (ii) World Leisure Group Limited ("WLG"), Trident Trust Company Limited, PO Box 146, Road Town, Tortola, British Virgin Islands

          WLG, a British Virgin Islands holding company, is an indirect wholly owned subsidiary of the Kerzner Trust.

          None of the reporting entities have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the reporting entities have, during the last five years, been party to a civil proceeding or judicial or administrative body of competent jurisdiction, the result of which has subjected any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pursuant to a Supplemental Agreement dated as of July 3, 2001 (the "Supplemental Agreement") to the Original Shareholders' Agreement governing Sun International Investments Limited ("SIIL"), 4,495,794 Ordinary Shares will be acquired by WLI upon the dissolution of SIIL, contemplated to occur as soon as practicable. The Supplemental Agreement is filed as Exhibit A hereto and incorporated herein by reference. Prior to the execution of the Supplemental Agreement, WLI owned approximately 33 1/3% of SIIL. WLI and WLG disclaim any beneficial ownership of the Ordinary Shares to be acquired by WLI because WLI and WLG are controlled by Solomon Kerzner.

          Pursuant to the terms of an Irrevocable Proxy Agreement dated as of July 3, 2001 (the "Proxy Agreement"), which is filed as Exhibit B hereto and incorporated herein by reference, irrevocable proxies to represent and vote an aggregate of 1,217,946 Ordinary Shares were granted to WLG by Sun International Inc. ("SII"), Royale Resorts Holdings Limited ("Royale") and Rosegrove Limited ("Rosegrove") in connection with certain reorganization transactions described in the Press Release (as defined below). Also pursuant to the terms of the Proxy Agreement, SIIL has granted to WLG an irrevocable proxy to represent and vote 6,143,501.6 Ordinary Shares, of which 4,495,794 Ordinary Shares will be received by WLI (the "WLG Shares") and 1,647,707.6 Ordinary Shares will be received by Royale Resorts International Limited ("RRIL"), in each case upon the dissolution of SIIL. Such Ordinary Shares received by WLI and RRIL shall remain subject to the Proxy Agreement after the dissolution. The proxy to vote all such shares, other than the WLG Shares, will terminate upon the disposition of such shares by RRIL, the beneficial owner thereof.

Item 3. Source of Funds or Other Consideration

          Not applicable.

Item 4. Purpose of Transaction

          See the press release of the Issuer dated July 3, 2001 (the "Press Release") filed as Exhibit C hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

          (a)  WLI:                      0
               WLG:                      0

          (b)  WLI:
               Sole Voting Power:        0
               Shared Voting Power:      0
               Sole Dispositive Power:   0
               Shared Dispositive Power: 0

               WLG:
               Sole Voting Power:        0
               Shared Voting Power:      0
               Sole Dispositive Power:   0
               Shared Dispositive Power: 0


          (c) No transactions in Ordinary Shares were effected by the persons named in (a) in the past sixty days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in
               (a).

          (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The voting of an aggregate of 7,361,447.6 Ordinary Shares owned by Rosegrove, SII, Royale and SIIL is governed by the Proxy Agreement.

          Certain ownership rights with respect to the Ordinary Shares, including with respect to disposition and voting, are governed by a Registration Rights and Governance Agreement dated as of July 3, 2001. Such Agreement is filed as Exhibit D hereto and incorporated herein by reference.

Item 7. To Be Filed as Exhibits

          Exhibit No.       Description

               A. Supplemental Agreement to the Original Shareholders' Agreement relating to Sun International Investments Limited dated October 1993 and the Rosegrove Stockholders Agreement dated May 1994 among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

               B. Irrevocable Proxy Agreement among Sun International Hotels Limited, Kersaf Investments Limited, Caledonia Investments plc, Sun International Investments Limited, World Leisure Group Limited, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

               C.        Press Release dated July 3, 2001, of Sun
                         International Hotels Limited.

               D. Registration Rights and Governance Agreement among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

               E. Power of Attorney of Solomon Kerzner, director of World Leisure Group Limited and World Leisure Investments Limited

                                                                    APPENDIX A

                        Directors & Executive Officers
                           of the Reporting Persons

                       WORLD LEISURE INVESTMENTS LIMITED

NAME/TITLE              BUSINESS ADDRESS                       CITIZENSHIP

Solomon Kerzner         Executive Offices                      South African
Director                Coral Towers
                        Paradise Island, The Bahamas

Howard B. Kerzner       Executive Offices                      South African
Director                Coral Towers
                        Paradise Island, The Bahamas



                          WORLD LEISURE GROUP LIMITED

NAME/TITLE              BUSINESS ADDRESS                       CITIZENSHIP


Solomon Kerzner         Executive Offices                      South African
Director                Coral Towers
                        Paradise Island, The Bahamas

Howard B. Kerzner       Executive Offices                      South African
Director                Coral Towers
                        Paradise Island, The Bahamas

                                  Signatures

          After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    July  12 , 2001


                                       WORLD LEISURE GROUP LIMITED


                                       by /s/ Charles D. Adamo
                                          ---------------------------------
                                          Name:  Charles D. Adamo
                                          Title: Authorized Signatory

                                       WORLD LEISURE INVESTMENTS LIMITED


                                       by /s/ Charles D. Adamo
                                          ---------------------------------
                                          Name:  Charles D. Adamo
                                          Title: Authorized Signatory

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                                 EXHIBIT INDEX

Exhibit No.         Description                                     Page

A                   Supplemental Agreement to the Original            *
                    Shareholders' Agreement relating to Sun
                    International Investments Limited dated
                    October 1993 and the Rosegrove Stockholders
                    Agreement dated May 1994 among Kersaf
                    Investments Limited, Sun International Inc.,
                    Sun Hotels International, Royale Resorts
                    Holdings Limited, World Leisure Investments
                    Limited, Sun Hotels Limited, World Leisure
                    Group Limited, Royale Resorts International
                    Limited, Caledonia Investments plc, Solomon
                    Kerzner, Sun International Management
                    Limited, Rosegrove Limited, Sun International
                    Investments Limited, Managalitsa Limited and
                    Hog Island Holdings Limited.

B.                  Irrevocable Proxy Agreement among Sun             *
                    International Hotels Limited, Kersaf
                    Investments Limited, Caledonia Investments plc, Sun International Investments Limited,
                    World Leisure Group Limited, Mangalitsa
                    Limited, Cement Merchants SA, Rosegrove
                    Limited, Royale Resorts Holdings Limited and
                    Sun International Inc.

C.                  Press Release dated July 3, 2001, of Sun           *
                    International Hotels Limited.

D.                  Registration Rights and Governance Agreement       *
                    among Sun International Hotels Limited, Sun
                    International Investments Limited, World
                    Leisure Group Limited, Kersaf Investments
                    Limited, Caledonia Investments plc,
                    Mangalitsa Limited, Cement Merchants SA,
                    Rosegrove Limited, Royale Resorts Holdings
                    Limited and Sun International Inc.

E.                  Power of Attorney of Solomon Kerzner               9


* previously filed under cover of Schedule 13D dated July 11, 2001.

                                   Exhibit E

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of World Leisure Investments Limited, a corporation organized under the laws of Bermuda and of World Leisure Group Limited, a corporation organized under the laws of the British Virgin Islands, which intend to file with the Securities and Exchange Commission, Washington, D.C., under the provisions of the Securities Exchange Act of 1934, a Schedule 13D, in connection with reorganization of ownership of Sun International Hotels Limited, hereby constitutes and appoints Charles D. Adamo, Esq., his true and lawful attorney-in-fact and agent, with full power to act, for him and in his name, place and stead, in any and all capacities, to sign said Schedule 13D and any and all amendments thereto and to file such amendments so signed, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting such attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done as he might or could do in person, and hereby ratifying and confirming the said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the 11th day of July, 2001.




                                             /s/ Solomon Kerzner
                                             --------------------------
                                             Solomon Kerzner